EXHIBIT 12

                       AMERICAN EXPRESS CREDIT CORPORATION
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (millions)


                     Six Months Ended
                         June 30             Year Ended December 31,
                       (Unaudited)
                   -----------------   ------------------------------------
                       1994    1993     1993    1992    1991    1990   1989
                       ----    ----     ----    ----    ----    ----   ----

Earnings:
Income before
 extraordinary
 charge                $ 63    $ 64     $137   $138  $  174  $  191   $ 190

Income tax provision     34      33       64     70      87      99      71
Interest expense        326     306      599    728     946   1,022     898
                        ---     ---      ---    ---   -----   -----     ---
Total earnings         $423    $403     $800   $936  $1,207  $1,312  $1,159
                        ===     ===      ===    ===   =====   =====   =====
Fixed charges -
 interest expense      $326    $306     $599   $728  $  946  $1,022    $898
                        ===     ===      ===    ===   =====   =====     ===
Ratio of earnings
 to fixed charges      1.30    1.32*    1.34** 1.29    1.28    1.28    1.29





Note: Gross rentals on long-term leases were minimal in amount in each of the periods shown.

       * The ratio of earnings to fixed charges calculated in accordance with the Receivables Agreements after the impact of the extraordinary charge of $15 million (pretax) was 1.27.

       ** The ratio of earnings to fixed charges calculated in accordance with the Receivables Agreements after the impact of the extraordinary charges of $34 million (pretax) was 1.28.












                                   -12-